FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Positioning Technologies Inc. (the "Issuer")

Trading Symbol: PKK

Number of Outstanding Listed Securities: 99,652,576

Date: October 31, 2020

Report on Business

Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

During the period, the Issuer signed an agreement to provide financing solutions to Beijing Dianjing Company Ltd. (BDC). BDC is the exclusive national wholesale distributor of Baidu smart speakers, of which an estimated 19 million were sold in 2019. Assuming a service fee of 2% charged to facilitate the financing of BDC's smart speaker orders, the agreement has the potential to generate a maximum of $26M in annual service fees for the Issuer.

Following the agreement mentioned above, the Issuer and BDC went on to enter into another agreement, but this time the agreement was to provide financing solutions, through the Issuer's Lending Hub platform, to BDC's more than 60,000 online retail clients. If every one of the 60,000 retailers financed the maximum allowable amount of all of the purchase orders they place with the BDC, the agreement would generate up to $1.35B in annual service fees for the Issuer.

The Issuer also won a prestigious bid from the city of Nanjing during the period where 42 tech companies were competing to provide the software platform that would power the city's upcoming commercial lending Financial Centre. The Nanjing Financial Centre's objective will be to make loans and credit more accessible to the city's more than 600,000 small, medium and micro businesses. The Issuer's Lending Hub platform will be used by the Financial Centre to help qualify the businesses for loans and credit from the city's participating banks and lending institutions. An agreement between the city and the Issuer to determine the terms of their relationship, including the service fees payable to the Issuer, was still being formulated at the end of the period.

FORM 7 - MONTHLY PROGRESS REPORT September 2020 Page 1

2. Provide a general overview and discussion of the activities of management.

The Issuer's management pick up where it left off the previous period when it comes to the marketing of its securities. Working with strategic advisors and consultants, the Issuer's management was able to connect with new prospective investors in various parts of the world, including the US, Europe and the Middle East, through a variety of online and social media initiatives.

The Issuer's management also concluded a private placement financing during the period with an institutional strategic investor.

Finally, the Issuer's management concluded the period by entertaining preliminary discussions with a national consumer goods distributor with the possibility of replicating an agreement similar to the agreement signed during the period between the Issuer and consumer electronics goods distributor Beijing Dianjing Company Ltd. (DBC), where the Issuer will be providing financing solutions to BDC's 60,000+ online retail clients.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the

Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

FORM 7 - MONTHLY PROGRESS REPORT September 2020 Page 2

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

N/A

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

	Number Issued	Details of Issuance	Use of Proceeds
Common shares	1,375,000	Issuance of common shares for strategic advisory services rendered by consultants	Used to pay for services provided by consultants
Common shares	370,000	Conversion of $185,000 face value of convertible debentures at $0.50 per share.	N/A
Common shares	2,250	Conversion of 2,250 brokers warrants $0.50 per share for net proceeds of $1,125.	Working Capital

FORM 7 - MONTHLY PROGRESS REPORT September 2020 Page 3

	Number Issued	Details of Issuance	Use of Proceeds
Common shares	1,250,000	Private placement consisting in the sale of 1,250,000 units at a price of $0.40 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant	The issue resulted in gross proceeds of $500,000 which was used for investment in our Chinese subsidiaries.
Warrants	1,250,000

Issued as part of private placement financing of units comprised of shares and warrants. Each warrant allows holders to subscribe for one common share at a price of $0.40 during the 24 months following its issuance.

			N/A
Warrants	4,952,000	Issuance of warrants for strategic advisory services rendered by consultants	N/A
Stock Options	2,450,000	Incentive stock options issued to board member, officers, and key employees. Each option allows its holder to acquire common shares of the Issuer at a price of $0.75 per share.	N/A

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

FORM 7 - MONTHLY PROGRESS REPORT September 2020 Page 4

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: November 6, 2020

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer	October 2020	YY/MM/D
Peak Positioning Technologies Inc.		2020/11/06

Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
	(514) 340-2228	(514) 340-7775
Montreal QC H3A 1B9
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
investors@peakpositioning.com	www.peakpositioning.com

FORM 7 - MONTHLY PROGRESS REPORT September 2020 Page 5